Exhibit 4.7

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

Grifols, S.A. (the “Company,” “our,” “us” or “we”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our American Depositary Shares (“Class B ADSs”) representing Class B non-voting preference shares of the Company, par value €0.05 each (“Class B shares”).

The following description of our Class B shares and Class B ADSs does not purport to be complete and is qualified in its entirety by reference to applicable law, and to provisions of our Articles of Association, as amended (the “Articles of Association”) and the deposit agreement dated as of March 14, 2011, as amended as of July 12, 2012, among us, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all owners and holders from time to time of Class B ADSs issued thereunder (the “Deposit Agreement”). Each such document is incorporated by reference as an exhibit to our annual report on Form 20-F. The principal executive offices of the depositary are located at 61 Broadway, New York, New York. The Depositary’s principal executive office is located at 60 Wall Street, New York, New York 10005, United States. The custodian is Deutsche Bank Sociedad Anónima Española, and its principal office in Spain is located at Ronda General Mitre 72-74, 08017 Barcelona, Spain.

GENERAL

Our share capital comprises Class A shares with a par value of €0.25 each (“Class A shares”) and Class B shares. All of the Class A shares belong to the same class and series. All of the Class B shares belong to the same class and series and have the preferential rights set forth in the Articles of Association.

All of our shares are fully paid and non-assessable.  Both share classes are issued in book-entry form, governed by the Securities Market Act, as amended, and such other provisions as may be applicable.  The book-entry registry is maintained by Iberclear and its participant entities.

Neither Spanish law nor our Articles of Association limit the right to own our securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities.

Under Spanish law, the rights of shareholders may be changed only by an amendment to the articles of association of a company that complies with the requirements of our Articles of Association. Our Articles of Association do not further specify what actions or quorums are required to change the rights of our shareholders, other than that they classify an amendment thereto as an extraordinary matter, as described below in “Separate Vote at General Shareholder Meetings on Extraordinary Matters.”

DESCRIPTION OF OUR CLASS B SHARES

Shareholders’ Meetings and Voting Rights

Pursuant to Article 13 of our Articles of Association and the Spanish Companies Act, the annual general shareholders’ ordinary meeting shall be held during the first six months of each fiscal year on a date fixed by the Board.  Resolutions presented at duly constituted general shareholders meetings are, except as indicated herein, passed by a simple majority vote of the voting capital present or represented at the meeting.

Extraordinary meetings may be called by the Board whenever it deems it appropriate or at the request of one or more shareholders representing at least 3% of our share capital. The requesting shareholders must state in their request the matters to be addressed at the meeting.  Per Spanish Law and the Articles of Association, we are required to publish a “calling of the meeting,” which sets forth the matters to be voted on at each general shareholders’ meeting, at least one month prior to the date set for the meeting in at least:  (i) the Official Gazette of the Commercial Registry (Boletin Oficial de Registro Mercantil) or one of the local newspapers of wide circulation in the province where we are domiciled (currently Barcelona, Spain); (ii) CNMV’s website; and (iii) our website.

Holders of ordinary and Class B shares duly registered in the book-entry records maintained by Iberclear and its participant entities at least five days prior to the day on which a shareholders’ meeting is scheduled, in the manner provided in the notice for such meeting, may attend such meeting (in person or represented by proxy) and, where so entitled, may vote.

Holders of our Class B shares generally do not have voting rights, except with respect to certain extraordinary matters, with respect to which approval by a majority of our outstanding Class B shares is required.

Separate Vote at General Shareholder Meetings on Extraordinary Matters

Notwithstanding the lack of voting rights of our Class B shares generally, resolutions on the matters detailed below (each, an “extraordinary matter”) require the approval of a majority of our outstanding Class B shares.

•	Any resolution (i) authorizing us or any of our subsidiaries to repurchase or acquire any of our Class A shares, except for pro rata repurchases available equally to holders of our Class B shares on the same terms and at the same price as offered to holders of our Class A shares or (ii) approving the redemption of any of our shares and any share capital reductions (through repurchases, cancellation of shares or otherwise), other than (a) those redemptions required by law and (b) those redemptions which affect equally our Class A shares and Class B shares and in which each Class B share is treated the same as a Class A share in such transaction.

•	Any resolution approving the issuance, granting or sale (or authorizing the Board to issue, grant or sell) (i) any of our shares, (ii) any rights or other securities exercisable for or exchangeable or convertible into our shares or (iii) any options, warrants or other instruments giving the right to the holder thereof to purchase, convert, subscribe or otherwise receive any of our securities, except if (a) each Class B share is treated the same as a Class A share in the relevant issuance, grant or sale and, therefore, has a preferential subscription right (derecho de suscripción preferente) or a free allotment right in the relevant issuance, grant or sale to the same extent, if any, as a Class A share or (b) if the issuance is made in accordance with the subscription rights described in “— Subscription Rights” below.

•	Any resolution approving unconditionally or not (i) a transaction subject to Law 3/2009 (including, without limitation, a merger, split-off, cross-border redomiciliation or global assignment of assets and liabilities), except if in such transaction each Class B share is treated the same as a Class A share or (ii) our dissolution or winding-up, except where such resolution is required by law.

•	Any resolution for the delisting of any Grifols shares from any stock exchange.

•	Generally, any resolution and any amendment of the Articles of Association that directly or indirectly adversely affects the rights, preferences or privileges of our Class B shares (including any resolution that adversely affects our Class B shares relative to our Class A shares or that positively affects our Class A shares relative to our Class B shares, or that affects the provisions in the Articles of Association relating to our Class B shares).

The general shareholders’ meeting has the power to decide on all matters assigned to it by law or by the Articles of Association and, in particular, without limitation to the foregoing, shall be the only corporate body or office entitled to decide on these extraordinary matters.

Dividend Rights

Payment of dividends must be proposed by the Board and authorized by our shareholders at a general shareholders’ meeting.  Interim dividends may be declared by the Board on account of profits for the then current fiscal year, subject to certain limitations.

Spanish law requires each company to apply at least 10% of its net income each year to a legal reserve until the balance of such reserve is equivalent to at least 20% of such company’s issued share capital.  A company’s legal reserve is not available for distribution to its shareholders except upon such company’s liquidation.  According to Spanish law, dividends may only be paid out of profits (after deduction of any amounts required to be applied to the legal reserve) or distributable reserves and only if the value of a company’s net worth is not, and as a result of distribution would not be, less than such company’s share capital.

In addition, no profits may be distributed unless the amount of the distributable reserves is at least equal to the amount of research and development expenses recorded as an asset on a company’s consolidated balance sheet.

Spanish law also requires the creation of a non-distributable reserve equal to the amount of goodwill recorded as an asset on a company’s consolidated balance sheet and that an amount at least equal to 5% of such goodwill be transferred from the profit from each financial year to such non-distributable reserve until such time as the non-distributable reserve is of an amount at least equal to the goodwill recorded on such company’s consolidated balance sheet.  If, in any given financial year, there are no or insufficient profits to transfer an amount equal to 5% of the goodwill recorded as an asset on a company’s consolidated financial statement, Spanish law requires that the shortfall be transferred from freely distributable reserves to the non-distributable legal reserve.

In the event of a reduction in share capital to offset losses, dividends may not be distributed until the legal reserve reaches 10% of the new share capital.

Distributions of dividends to our Class A shareholders will be made in proportion to the capital that they have paid up.  The shareholders at the general shareholders meeting shall decide the amount, time and form of payment of the dividends.  If these details are not so determined, the dividend will be payable at our registered office on the day following the date of the resolution.

The right to a dividend lapses and reverts to us if it is not claimed within five years after it becomes payable.  Dividends payable by us to non-residents of Spain may be subject to a Spanish withholding tax of 19%, effective January 1, 2016.  However, residents of certain countries are entitled to the benefits of the Convention Between the United States of America and the Kingdom of Spain for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income.

Preferred Dividend

Each of our Class B shares entitles its holder to receive a minimum annual preferred dividend out of the distributable profits at the end of each fiscal year the share is outstanding equal to €0.01 per Class B share.  In any given fiscal year, we will pay a preferred dividend to the holders of our Class B shares before any dividend out of the distributable profits for such fiscal year is paid to the holders of our Class A shares.  The preferred dividend on all issued Class B shares will be paid by us within the nine months following the end of that fiscal year, in an amount not to exceed the distributable profits obtained by us during that fiscal year.

If, during a fiscal year, we have not obtained sufficient distributable profits to pay in full, out of those profits, the preferred dividend on all the Class B shares outstanding, the preferred dividend amount exceeding the distributable profits obtained by us will not be paid and will not be accumulated as a dividend payable in the future.

Lack of payment, total or partial, of the preferred dividend during a fiscal year due to insufficient distributable profits to pay in full the preferred dividend for that fiscal year will not cause our Class B shares to recover any voting rights.

The dividend rights of our Class A shareholders are subordinated to the preferred dividend described in this section.

Other Dividends

Each Class B share is entitled to receive, in addition to the preferred dividend referred to above, the same dividends and other distributions (in each case, whether in cash, securities of Grifols or any of our subsidiaries, or any other securities, assets or rights) as one Class A share.  Each Class B share is treated as one Class A share for the purpose of any dividends or other distributions made on our Class A shares, including as to the timing of the declaration and payment of any such dividend or distribution.

Redemption Rights

Each holder of our Class B shares is entitled to redeem those shares as set forth in this section if a tender offer for all or part of our share capital is made and settled (in whole or in part), except if holders of our Class B shares were entitled to (i) participate in such offer and (ii) have their shares acquired in such offer equally and on the same terms as holders of our Class A shares (including, without limitation, for the same consideration). Upon the closing and settlement (in whole or in part) of a tender offer for our shares in which holders of our Class B shares were not entitled to (i) participate and (ii) have their shares acquired in such offer equally and on the same terms as holders of our Class A shares (including, without limitation, for the same consideration), the redemption process will follow the process detailed below.

•	We will, within ten days of the date on which the redemption event occurred (i.e., the date on which the triggering tender offer settled), publish in the Commercial Registry Gazette, the Spanish Stock Exchanges’ Gazettes and in at least two of the newspapers with widest circulation in Barcelona an announcement informing the holders of our Class B shares of the redemption event and the process for the exercise of redemption rights in connection with such redemption event.

•	Each holder of our Class B shares will be entitled to exercise its redemption right for two months from the first date of settlement of the tender offer triggering the redemption right by notifying us of its decision. We will ensure that mechanisms are in place so that the notification of the exercise of the redemption right may be made through Iberclear.

•	The redemption price to be paid by us for each Class B share for which the redemption right has been exercised will be the sum of (i) the amount in euro of the highest consideration paid in the tender offer triggering the redemption right plus (ii) interest on the amount referred to in (i), from the date such tender offer is first settled until the date of full payment of the redemption price, at a rate equal to the one-year EURIBOR plus 300 basis points. For the purposes of this calculation, the amount in euro corresponding to any non-cash consideration paid in the tender offer will be the market value of such non-cash consideration as of the date the tender offer is first settled. The calculation of such market value shall be supported by at least two independent experts designated by us from auditing firms of international repute.

•	We will, within 40 days of the date on which the period for notification of the exercise of redemption rights following a tender offer lapses, take all the necessary actions to (i) effectively pay the redemption price for our Class B shares for which the redemption right has been exercised and complete the capital reduction required for the redemption and (ii) reflect the amendment to Article 6 of the Articles of Association (related to share capital) deriving from the redemption.

The number of our Class B shares redeemed shall not represent a percentage over our total Class B shares issued and outstanding at the time the tender offer is made in excess of the percentage that the sum of our Class A shares (i) to which the tender offer is addressed, (ii) held by the offerors in that offer and (iii) held by persons acting in concert with the offerors or by persons having reached an agreement relating to the offer with the offerors represent over the total Class A shares issued and outstanding at the time the tender offer causing the redemption of our Class B shares is made.

Payment of the redemption price will be subject to us having sufficient distributable reserves but, after a tender offer occurs and until the redemption price for our Class B shares is paid in full, we will not be able to declare or pay any dividends nor any other distributions to our shareholders (in each case, whether in cash, securities of Grifols or any of our subsidiaries, or any other securities, assets or rights).

Liquidation Rights

Each Class B share entitles its holder to receive, upon our winding-up and liquidation, an amount equal to the sum of (i) the nominal value of such Class B share and (ii) the share premium paid up for such Class B share when it was subscribed for.

We will pay the liquidation amount to the holders of our Class B shares before any amount on account of liquidation is paid to the holders of our Class A shares.

Each of our Class B shares entitles its holder to receive, in addition to the liquidation preference amount, the same liquidation amount paid for a Class A share.

Subscription (or Preemptive) Rights and Increases of Share Capital

Pursuant to the Spanish Companies Act, shareholders and holders of convertible bonds have subscription (or preemptive) rights to subscribe for any new shares (or other securities convertible into, or exchangeable for, shares) issued by a company in a capital increase via monetary contributions.

In accordance with the Spanish Companies Act, such subscription (or preemptive) rights may be waived under special circumstances by a resolution passed at a meeting of shareholders or the Board, and the general shareholders’ meeting delegates to the Board the right to increase the share capital or to issue securities convertible into, or exchangeable for, shares and to waive subscription (or preemptive) rights).

Further, subscription (or preemptive) rights, in any event, will not be available in the event of certain capital increases, such as those in which we receive an in-kind contribution, those effected to meet the requirements of a convertible bond issue or those for a merger in which shares are issued as consideration.  Subscription (or preemptive) rights are transferable, may be traded on the Spanish Automated Quotation System and may be of value to existing shareholders because new shares may be offered for subscription at prices lower than prevailing market prices.  In the case of a share capital increase against reserves, the same rule applies to the free allotment (derecho de asignación gratuita) rights.

Each Class B share entitles its holder to the same rights (including preferential subscription rights and free allotment rights) as one Class A share in connection with any issuance, granting or sale of (i) any shares in Grifols, (ii) any rights or other securities exercisable for, exchangeable or convertible into shares in Grifols or (iii) any options, warrants or other instruments giving the right to the holder thereof to purchase, convert, subscribe or otherwise receive any securities in Grifols.

As an exception, the preferential subscription rights and the free allotment rights of the Class B shares will only be for new Class B shares or for instruments giving the right to purchase, convert, subscribe for or otherwise receive Class B shares, and the preferential subscription right and the free allotment right of an Class A share will only be for new Class A shares or for instruments giving the right to purchase, convert, subscribe or otherwise receive Class A shares, for each capital increase or issuance that meets the following three requirements:  (i) the issuance of Class A shares and Class B shares is in the same proportion of our share capital as they represent at the time the resolution on the capital increase is passed; (ii) grants of preferential subscription rights or free allotment rights, as applicable, to the Class B shares for the Class B shares are under the same terms as the preferential subscription rights or free allotment rights, as applicable, granted to the Class A shares for the Class A shares; and (iii) no other shares or securities are issued.

Registration and Transfers

Class B shares are in book-entry form on Iberclear and are indivisible. Joint holders of one share must designate a single person to exercise their shareholders’ rights, but they are jointly and severally liable to us for all the obligations flowing from their status as shareholders, such as the payment of any pending capital calls. Iberclear maintains the central registry reflecting the number of shares held by each of its participant entities.  Each participant entity, in turn, maintains a registry of the owners of such shares.

Class B shares are freely transferable by any means admitted by law. Transfers of shares quoted on the Spanish Stock Exchanges are normally made through credit entities or investment companies that are members of the Spanish Stock Exchanges.

Change in Control

The Articles of Association do not contain any provisions that would have the effect of delaying, deferring or preventing a change in control.

Changes in Share Capital

Changes in share capital are considered extraordinary matters and must be approved by our shareholders in accordance with the procedures explained above in “Shareholders’ Meetings and Voting Rights” and “Separate Vote at General Shareholder Meetings on Extraordinary Matters.” A capital increase may be affected by issuing new shares or by increasing the par value of existing shares.  A capital reduction may be effected by reducing the par value of existing shares or by redeeming or repurchasing existing shares.

Sinking Fund

The Articles of Association do not contain any sinking fund provisions.

DESCRIPTION OF OUR AMERICAN DEPOSITARY SHARES

American Depositary Shares

Each Class B ADS represents the right to receive one Class B share.  The Class B ADSs are represented by uncertificated (book-entry) notations or certificates, both of which are commonly known as ADRs.

Holders and beneficial owners of our Class B ADSs are party to the Deposit Agreement and therefore are bound to the terms of the Deposit Agreement and to the terms of any ADR that represents our Class B ADSs.

Holders of our Class B ADSs are not treated the same as holders of our Class B shares.  The Depositary’s nominee is actually the registered owner of the Class B shares underlying our Class B ADSs.  Therefore, holders of Class B ADSs must rely on the Depositary to exercise the rights of a shareholder on their behalf.  The Deposit Agreement and the form of ADR specify the rights and obligations of the Depositary, the beneficial or record owners of our Class B ADSs and us.  The Deposit Agreement and the ADRs are governed by New York law.

The rights of a holder of Class B shares, such as the Depositary’s nominee holding the Class B shares underlying the Class B ADSs, will be governed by the laws of Spain, which differ from the laws in the United States in important respects.

Spanish laws and regulations may require holders of our Class B ADSs to satisfy reporting requirements and obtain regulatory approvals in certain circumstances, including with respect to such holders’ beneficial ownership of our Class B ADSs.  Holders of our Class B ADSs will be solely responsible for complying with such reporting requirements and obtaining such approvals.  Neither the Depositary, the custodian, we, nor any of their or our respective agents or affiliates will be required to take any actions whatsoever on behalf of any holder to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

Holding Class B ADSs

How may you hold Class B ADSs when they are delivered?

You may hold Class B ADSs either:

•	directly, (1) by having a certificated ADR evidencing a specific number of Class B ADSs registered in your name or (2) by having an uncertificated (book-entry) ADR through an account established by the Depositary in your name reflecting the registration of Class B ADSs directly on the books of the Depositary (commonly referred to as the direct registration system); or

•	indirectly, through your broker or other financial institution.

The direct registration system reflects the uncertificated (book-entry) registration of ownership of Class B ADSs by the Depositary.  Under the direct registration system, ownership of Class B ADSs is evidenced by periodic statements issued by the Depositary to the holders entitled thereto.  The direct registration system includes automated transfers between the Depositary and The Depository Trust Company, the central book-entry clearing and settlement system for equity securities in the United States.

This summary description assumes you will hold your Class B ADSs directly.  If you will hold the Class B ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of holders of Class B ADSs described in this section.  You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on the Class B shares?

Pursuant to the Deposit Agreement, the Depositary will pay to you the cash dividends or other distributions it or the custodian receives on the Class B shares, after deducting fees, charges and expenses of the Depositary, and taxes and governmental charges, in each case, payable by the applicable holders of Class B ADSs.  Your receipt of these dividends or other distributions may be limited, however, by practical considerations, legal limitations and in certain cases described herein and in the Deposit Agreement.  You will receive these distributions under the terms of the Deposit Agreement in proportion to the number of Class B shares your Class B ADSs represent as of the record date set by the Depositary with respect to the Class B ADSs (which will be as close as practicable to the corresponding record date for the Class B shares).

Cash Dividends/Distributions and Cash Proceeds.  The Depositary will convert any cash dividend or other cash distribution we pay on the Class B shares into U.S. dollars and transfer the U.S. dollars to the United States.  The conversion into U.S. dollars will take place only if practicable and only if the U.S. dollars are transferable to the United States.  If such conversion and transfer is not practicable or is unlawful, or if any required government approval cannot be obtained, the Depositary may distribute any cash dividend or distribution denominated in a foreign currency only to those holders of Class B ADSs for which such distribution is practicable and lawful and for which such government approval is not required or can be obtained.  If any foreign currency cannot be converted or distributed, the Depositary will hold such foreign currency for the account of the holders of Class B ADSs who have not been paid. The Depositary will not invest the foreign currency and it will not be liable for any interest.

The Depositary will apply the same method for distributing the net proceeds from the sale of any Class B shares held by the custodian in respect of the securities on deposit.

The distribution of cash will be made net of taxes or other fees, charges and expenses of the Depositary, taxes and governmental charges, in each case, payable by the applicable holders of Class B ADSs under the terms of the Deposit Agreement.  See Item 10 of Part I of our Annual Report, “Additional Information — E. Taxation.” The Depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent.  If exchange rates fluctuate during a time when the Depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Class B Shares.  If we effect a dividend in, or free distribution of, Class B shares, the Depositary may, or upon our instructions, will, subject to the Deposit Agreement and to the extent reasonably practicable and permissible under law, distribute to the holders of outstanding Class B ADSs, in proportion to their holdings, additional Class B ADSs that in the aggregate represent the number of Class B shares received as a dividend or in the free distribution.  The Depositary will only distribute whole Class B ADSs.  It will sell Class B shares that would require it to deliver a fractional Class B ADS and distribute the net proceeds as in the case of a distribution of cash.  The Depositary may sell a portion of the Class B shares distributed as a dividend or free distribution in order to pay its fees, charges and expenses, and taxes and governmental charges in connection with a distribution of additional Class B ADSs. If additional ADSs are not so distributed, then each outstanding Class B ADS will also represent the additional Class B shares distributed in respect of the Class B shares represented by such Class B ADS prior to the dividend or free distribution.

To the extent the distribution described above may be withheld, the Depositary may sell the Class B shares received upon the terms described in the Deposit Agreement and distribute the proceeds of the sale as in the case of a distribution of cash.

Elective Distributions in Cash or Shares.  If we offer holders of Class B shares the option to receive dividends in either cash or in additional Class B shares, we will give prior notice of such to the Depositary, and we will indicate to the Depositary whether such elective distribution will be made available to holders of Class B ADSs.  If such distribution is made available to holders of Class B ADSs, we will furnish the Depositary with satisfactory evidence that it is legal to make such elective distribution available to holders of Class B ADSs.

The Depositary will make the election available to holders of Class B ADSs only if and to the extent it is reasonably practicable and permissible under law.  If the election is made available to holders of Class B ADSs, the Depositary will establish procedures to enable holders to elect to receive either cash or additional Class B ADSs, in each case as described in the Deposit Agreement.

If the election is not made available to holders of Class B ADSs, the Depositary will distribute to holders of Class B ADSs either (1) cash, in the same way as described above under “— Cash Dividends/Distributions and Cash Proceeds” or (2) additional Class B ADSs, in the same way as described under “— Class B Shares,” depending on what a holder of Class B shares would have received in respect of Class B shares for which no election is made.

The Depositary is not obligated to make available to you a method to receive the elective dividend in Class B shares rather than in Class B ADSs.  There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of Class B shares.

Rights to Purchase Additional Shares.  If we offer or distribute to holders of Class B shares any rights to subscribe for additional shares or any other rights, we will give prior notice of such to the Depositary, and we will indicate to the Depositary whether such rights will be made available to holders of Class B ADSs.  If such rights are made available to holders of Class B ADSs, we will furnish the Depositary with satisfactory evidence that it is legal to make such rights available to holders of Class B ADSs.

The Depositary will make these rights available to you only if and to the extent it is reasonably practicable and permissible under law.  If the rights are made available to holders of Class B ADSs, the Depositary will establish procedures to distribute such rights to holders and to enable such holders to exercise such rights (including by having the Depositary exercise such rights and purchase the shares on such holder’s behalf).  Holders may have to pay the exercise price and any other fees, charges, expenses, taxes and governmental charges to subscribe for the shares upon the exercise of their rights.

If the rights are not made available to holders of Class B ADSs, if the Depositary determines that it is reasonably practicable and permissible under law, it will endeavor to sell the rights and distribute the net proceeds as in the case of a cash distribution.  If the Depositary is unable to sell the rights that are not distributed, it will allow such rights to lapse.  In that case, you will receive no value for them.

U.S. securities laws may restrict transfers and cancellation of the ADSs representing the securities purchased upon the exercise of rights.  If that is the case, the Depositary may deliver restricted ADSs.

The Depositary is not obligated to make available to holders of Class B ADSs a method to exercise rights to subscribe for Class B shares rather than Class B ADSs.

Other Distributions.  If we distribute property other than cash, Class B shares or rights to purchase shares or any other rights, we will notify the Depositary in advance and will indicate whether such distribution will be made available to holders of Class B ADSs.

If such distribution is made available to holders of Class B ADSs, the Depositary will distribute, in accordance with the terms of the Deposit Agreement, such property to the extent that it is reasonably practicable and permissible under law.  The Depositary may sell a portion of the distributed property in order to pay its fees, charges and expenses, and taxes and governmental charges in connection with the distribution.

If such property is not distributed as described above, the Depositary will sell such property and distribute the net proceeds as in the case of a cash distribution.  If the Depositary is unable to sell the property that is not distributed, it may dispose of such property in a way it deems reasonably practicable under the circumstances for nominal or no consideration.  In that case, you will receive nominal or no value for the property.

The Depositary is not responsible if it decides that it not practicable or lawful to make a distribution available to any holder of Class B ADSs.

We have no obligation to register additional Class B ADSs, Class B shares, rights or other securities under the Securities Act of 1933, as amended (the “Securities Act”).  We also have no obligation to take any other action to permit the distribution of Class B ADSs, Class B shares, rights or anything else to holders of Class B ADSs.  This means that you may not receive the distributions we make on the Class B shares or any value for them if it is not practicable or lawful for us to make them available to you.

Any other provision of the Deposit Agreement notwithstanding, in the event we determine that enabling or permitting holders of ADRs to participate in any cash or other distribution, or to participate therein on the same basis as, or to make an election available to, holders of Class B shares (i) that would require us to register under the Securities Act such distribution or (ii) that would otherwise be unlawful, and we elect not to pursue such registration or to make such distribution otherwise lawful, we shall make a public announcement in the United States market within two business days following the earlier of (a) the public announcement thereof in Spain or on the securities exchange on which the Class B shares are listed and (b) approval of the distribution by our shareholders or our board of directors, as the case may be, informing of the distribution and the fact that holders of ADRs will not be entitled to participate in the distribution, or will not be entitled to participate on the same basis as, or to make an election available to, holders of Class B shares.

Notwithstanding the foregoing, in the event we determine that a distribution does not require registration under the Securities Act or is otherwise not unlawful, we will request that the Depositary make such distribution available to holders of Class B ADSs.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

Upon the deposit of Class B shares or evidence of rights to receive Class B shares with the custodian, receipt of related delivery documentation and compliance with the other provisions of the Deposit Agreement, including the payment of the Depositary’s fees, charges and expenses and of any taxes or governmental charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will issue ADRs in the name of the person entitled thereto evidencing the number of Class B ADSs to which that person is entitled.  Certificated ADRs will be delivered at the Depositary’s office.  Holders of uncertificated (book-entry) ADRs will receive a statement setting forth the relevant ownership interest from the Depositary.

How do holders of Class B ADSs cancel Class B ADSs and obtain Class B shares?

A holder may turn in his or her or its Class B ADSs at the Depositary’s principal office or by providing appropriate instructions to his or her or its broker.  Upon surrender of ADRs representing such Class B ADSs, payment of the Depositary’s fees, charges and expenses and of any taxes or governmental charges, such as stamp taxes or stock transfer taxes or fees, and, in the case of ADRs held through the Depositary’s direct registration system, appropriate instructions, the Depositary will deliver the underlying Class B shares to such holder or a person designated by it at the office of the custodian, or at such holder’s request, risk and expense, the Depositary will deliver the underlying Class B shares at its office.

How do ADS holders interchange between certificated ADRs and uncertificated ADRs?

A holder may surrender his or her or its certificated ADRs to the Depositary for the purpose of exchanging them for uncertificated (book-entry) ADRs.  The Depositary will cancel such ADR certificates and will mail such holder a statement setting forth the relevant ownership interest to confirm that such holder is the owner of the Class B ADSs evidenced by the exchanged ADRs.

Alternatively, upon receipt by the Depositary of a proper instruction from a holder of uncertificated (book-entry) ADRs requesting the exchange of such ADRs for certificated ADRs, the Depositary will execute, issue and deliver to such holder certificated ADRs evidencing the Class B ADSs underlying the ADRs.

Redemption

As described in our Articles of Association, each holder of Class B shares is entitled to require us to redeem those shares if a tender offer for all or part of our share capital is made and settled (in whole or in part), except if holders of the Class B shares were entitled to participate in such offer and have their shares acquired in such offer equally and on the same terms as holders of our ordinary shares (including, without limitation, for the same consideration).

Within ten days of the occurrence of a redemption event, we must deliver notice to our shareholders (including to the Depositary) setting forth the occurrence of the redemption event and the particulars of the proposed redemption, including the process of the exercise of the redemption right.  If the Depositary has received satisfactory documentation relating to the redemption event (and only if the Depositary shall have received notice from us at least 48 days prior to the last date in which holders of Class B shares may exercise their rights of redemption) and has determined that such proposed redemption is reasonably practicable, the Depositary shall provide to each holder of Class B ADSs a notice setting forth the particulars of the redemption event, the holders’ redemption rights and any other particulars set forth in our notice to the Depositary.  To the extent the Depositary shall have received such notice from us less than 48 days prior to the last date in which holders of Class B shares may exercise their rights of redemption or the Depositary has determined that the extension of such redemption right to holders is not reasonably practicable, we shall request the Depositary to, and at such request and our expense the Depositary shall endeavor to, provide the holders with a notice setting forth the particulars of the redemption event in order to allow holders the opportunity to surrender their Class B ADSs for cancellation and withdraw their Class B shares and potentially participate in such redemption as holders of Class B shares.

To the extent holders are to be extended the opportunity to instruct the Depositary to surrender the shares represented by their Class B ADSs for redemption, if a holder wishes to redeem the Class B shares represented by such holder’s Class B ADSs and obtain the redemption price deliverable upon such redemption, the holder must deliver the Class B ADSs representing the Class B shares to the Depositary for the surrender of such Class B ADSs and withdrawal of the Class B shares. The Depositary will instruct the custodian to present to us the Class B shares in respect of which redemption rights are being exercised against payment of the applicable redemption price.

Upon receipt of confirmation from the custodian that the redemption has taken place and that funds representing the redemption price have been received, the Depositary will convert, transfer and distribute the proceeds (net of applicable fees and charges of, and expenses incurred by, the Depositary, and taxes and governmental charges withheld), retire Class B ADSs and cancel ADRs, if applicable, upon delivery of such Class B ADSs by their holders.  The Depositary agrees to determine in good faith whether the extension of such redemption right to holders is reasonably practicable and agrees that as long as notice has been received by the Depositary at least 48 days prior to the last date in which holders of Class B shares may exercise their rights of redemption, the Depositary shall not use insufficient time as a basis for determining that it is not practicable to extend such redemption rights to holders.  The redemption price per Class B ADS will be the dollar equivalent of the amount per Class B share received by the Depositary from the redemption of the Class B shares represented by Class B ADSs (subject to the reasonable applicable fees and charges of, and expenses incurred by, the Depositary, and taxes withheld) multiplied by the number of Class B shares represented by each Class B ADS redeemed.

Holders desiring to cancel their Class B ADSs in order to participate as shareholders in a redemption or otherwise are advised to do so sufficiently in advance of the last date in which holders of Class B shares may exercise their rights of redemption. There is no guarantee any holder and/or beneficial owner surrendering Class B ADSs for cancellation and withdrawing Class B shares will receive the Class B shares represented by the Class B ADSs surrendered in time to enable such holder and/or beneficial owner to participate in any redemption.  There can be no assurance that Class B ADR holders generally, or any Class B ADR holder in particular, will be given the opportunity to exercise redemption rights on the same terms and conditions as the holders of Class B shares or be able to exercise such rights.

Voting Rights

How do you vote?

As described in our Articles of Association, holders of the Class B shares generally will not have voting rights, except with respect to certain extraordinary matters.  If we ask for instructions on a vote on these extraordinary matters or on any other matter, you may instruct the Depositary how to exercise the voting rights of the Class B shares that underlie your Class B ADSs.  If you do not so instruct the Depositary, you will not be able to exercise your right to vote unless you cancel your Class B ADSs and obtain the Class B shares that underlie your Class B ADSs.  We cannot assure you that you will receive notice in time to cancel your Class B ADSs and obtain the Class B shares that underlie your Class B ADSs.

Upon timely notice from us, the Depositary will notify you of any upcoming vote and arrange to deliver the voting materials to you.  The materials will (a) describe the matters to be voted on and (b) explain how you may instruct the Depositary to vote the Class B shares that underlie your Class B ADSs as you direct.  For instructions to be valid, the Depositary must receive them on or before the date specified.  The Depositary will attempt, as far as practical, subject to the laws of Spain and the provisions of our organizational documents, to vote or to have its agents vote the Class B shares as you instruct.  The Depositary will only vote or attempt to vote as you instruct.

We cannot ensure that you will receive the voting materials in time to instruct the Depositary to vote the Class B shares underlying your Class B ADSs.  Furthermore, to the extent the Depositary or its agents act without gross negligence or willful misconduct, neither the Depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.  This means that it is possible that you may not be able to exercise your right to vote.

In order to give you a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to the Class B shares, if we request the Depositary to act, we will use reasonable efforts to give the Depositary notice of any meeting and details concerning the matters to be voted upon sufficiently in advance of the meeting date.

Fees, Charges and Expenses

Persons Depositing or Withdrawing Shares Must Pay:	For:
$5.00 (or less) per 100 Class B ADSs (or portion of 100 Class B ADSs)	Issuance of Class B ADSs, including issuances resulting from a distribution of shares or rights or other property.

Cancellation of Class B ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates.

$2.00 (or less) per 100 Class B ADSs (or portion of 100 Class B ADSs)	Distribution of cash proceeds, including cash dividends or sale of rights and other entitlements.

$2.00 (or less) per 100 Class B ADSs (or	Depositary operation and maintenance costs.
portion of 100 Class B ADSs) per calendar year, provided that this fee, when combined with the fee for distribution of cash proceeds, including cash dividends or sell of rights and other entitlements, shall not exceed $2.00 (or less) per 100 Class B ADSs (or portion of 100 Class B ADSs) in any calendar year

Registration or transfer fees	Transfer and registration of Class B shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw Class B shares.

Expenses of the Depositary	Cable, telex and facsimile transmissions (when expressly provided in the Deposit Agreement). Converting foreign currency to U.S. dollars.

Taxes and other governmental charges the Depositary or the custodian is required to pay on any Class B ADS or shares underlying Class B ADSs, including any applicable interest and penalties thereon and any share transfer or other taxes or governmental charges, such as stock transfer taxes, stamp duty or withholding taxes	As necessary.

Any fees or expenses incurred by the Depositary in connection with the conversion of a foreign currency in compliance with applicable exchange control and other regulations, and the delivery of Class B shares, including any fees of a central depository, and any additional fees, charges, costs, or expenses that may be incurred by the Depositary from time to time	As necessary.

Any additional fees, charges, costs or expenses that may be incurred by the Depositary from time to time	As necessary.

The Depositary collects fees for issuance and cancellation of Class B ADSs directly from investors depositing shares or surrendering Class B ADSs for the purpose of withdrawal, or from intermediaries acting for them.  The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees.  The Depositary may collect its annual fee for Depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Note that the fees and charges holders of Class B ADSs may be required to pay may vary over time and may be changed by us and by the Depositary.  Holders of Class B ADSs will receive prior notice of such changes.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your Class B ADSs or on the Class B shares that underlie your Class B ADSs.  The Depositary may refuse to register any transfer of your Class B ADSs or allow you to withdraw the Class B shares that underlie your Class B ADSs until such taxes or other charges are paid.  It may apply payments owed to you or sell the Class B shares that underlie your Class B ADSs to pay any taxes owed and you will remain liable for any deficiency.  If the Depositary sells Class B shares, it will, if appropriate, reduce the number of Class B ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes.  You agree to indemnify us, the Depositary, the custodian and each of their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for you.

Reclassifications, Recapitalizations and Mergers

If We:	Then:

• Change the nominal or par value of the Class B shares • Reclassify, split or consolidate any of the Class B shares	The cash, shares or other securities received by the Depositary will become deposited securities. Each Class B ADS will automatically represent its equal share of the new deposited securities

• Distribute securities on the Class B shares that are not distributed to you or • Recapitalize, reorganize, merge, liquidate, sell all or substantially all of its assets, or take any similar action	The Depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the Deposit Agreement be amended after it has been executed?

We may agree with the Depositary to amend the Deposit Agreement and the form of Class B ADR without your consent for any reason.  If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the Depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by holders of Class B ADSs under the Deposit Agreement, or materially prejudices a substantial existing right of holders of Class B ADSs, it will not become effective for outstanding Class B ADSs until 30 days after the Depositary notifies holders of Class B ADSs of the amendment.  At the time an amendment becomes effective, you are considered, by continuing to hold your Class B ADSs, to agree to the amendment and to be bound by the Class B ADRs and the Deposit Agreement as amended.  The Deposit Agreement cannot be amended to prevent holders of Class B ADSs from withdrawing the underlying shares represented by Class B ADSs (except as permitted by law).

How may the Deposit Agreement be terminated after it has been executed?

The Depositary will terminate the Deposit Agreement if we ask it to do so, in which case the Depositary will give notice to you at least 90 days prior to termination.  The Depositary may also terminate the Deposit Agreement if it has told us that it would like to resign and we have not appointed a new Depositary within 90 days.  In such case, the Depositary must notify you at least 30 days before termination.

After termination, the Depositary and its agents will do the following under the Deposit Agreement but nothing else:  collect distributions on the Class B shares, sell rights and other property and deliver Class B shares upon cancellation of Class B ADSs after payment of any fees, charges, taxes or other governmental charges.  Beginning six months after termination, the Depositary may sell any remaining Class B shares by public or private sale.  After that, the Depositary will hold the money it received on the sale, as well as any other cash it is holding under the Deposit Agreement, for the pro rata benefit of the holders of Class B ADSs that have not surrendered their Class B ADSs.  It will not invest the money and has no liability for interest.  The Depositary’s only obligations will be to account for the money and other cash.  After termination, our only obligations will be to indemnify the Depositary and to pay fees, charges and expenses of the Depositary that we agreed to pay.

Books of Depositary

The Depositary will maintain records for the registration and transfer of Class B ADSs at its office.  You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders of Class B ADSs in the interest of business matters relating to the Class B ADSs and the Deposit Agreement.

The Depositary will maintain facilities in New York, New York to record and process the issuance, cancellation, combination, split-up and transfer of Class B ADRs.

These facilities may be closed from time to time, to the extent not prohibited by law or if any such action is deemed necessary or advisable by the Depositary or us, in good faith, at any time or from time to time because of any requirement of law, any government or governmental body or commission or any securities exchange on which the Class B ADRs or Class B ADSs are listed, or under any provision of the Deposit Agreement or provisions of, or governing, the Class B shares, or any meeting of our shareholders or for any other reason.

Notices and Reports

On or before the first date on which we give notice of any meeting of or action by holders of Class B shares, we will transmit to the Depositary and the custodian a copy of the notice thereof in English, together with a summary of any applicable provisions in our Articles of Association that may be relevant to such notice.  We will also transmit to the Depositary English language versions of the other notices, reports and communications which we make generally available to the holders of Class B shares and English language versions of the Company's annual and other reports prepared in accordance with the applicable requirements of the Securities and Exchange Commission. At our request, the Depositary shall arrange for the mailing of copies thereof to all holders of Class B ADSs. The Depositary will make available a copy of any such notices, reports or communications for inspection by holders of Class B ADSs.

Limitations on Obligations and Liability

Limits on Our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of Class B ADSs

The Deposit Agreement expressly limits our obligations and the obligations of the Depositary.  It also limits our liability and the liability of the Depositary.  We and the Depositary:

•	are not liable if either we or the Depositary is prevented or delayed by law or circumstances beyond our or its control from performing our or its respective obligations under the Deposit Agreement, including, without limitation, requirements of any present or future law, regulation, governmental or regulatory authority or stock exchange of any applicable jurisdiction, any present or future provisions of our Bylaws, on account of possible civil or criminal penalties or restraint, any provisions of or governing the deposited securities or any act of God, war or other circumstances beyond our or its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure) as set forth in the Deposit Agreement;

•	are not liable if either we or the Depositary exercises, or fails to exercise, discretion permitted under the Deposit Agreement;

•	are not liable for the inability of any holder of Class B ADSs to benefit from any distribution on deposited securities that is not made available to holders of Class B ADSs under the terms of the Deposit Agreement;

•	may rely upon any documents we and the Depositary believe in good faith to be genuine and to have been signed or presented by the proper party;

•	disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of Class B ADSs;

•	disclaim any liability for any action or inaction in reliance on the advice or information of legal counsel, accountants, any person presenting Class B shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information; and

•	disclaim any liability for any indirect, special, punitive or consequential damages.

The foregoing shall not prejudice the rights of holders of Class B ADRs with respect to us other than under or resulting from the Deposit Agreement.

The Depositary and its agents also disclaim any liability for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the Deposit Agreement, the failure or timeliness of any notice from us, the content of any information submitted to the Depositary or its agents by us for distribution to you or for any inaccuracy of any translation thereof, any investment risk associated with the acquisition of an interest in the Class B shares, the validity or worth of the Class B shares, the credit-worthiness of any third party, for any tax consequences that may result from ownership of Class B ADSs or Class B shares, or for the performance of the respective obligations of the Depositary or its agents specifically set forth in the Deposit Agreement, in each case, to the extent such act is without gross negligence or willful misconduct.

Requirements for Depositary Actions

Before the Depositary will issue, deliver or register a transfer of a Class B ADS, make a distribution on a Class B ADS, or permit withdrawal of Class B shares, the Depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any Class B shares and payment of the applicable fees, charges and expenses of the Depositary;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the Deposit Agreement, including presentation of transfer documents.

The Depositary may refuse to issue and deliver Class B ADSs or register transfers of Class B ADSs generally when the register of the Depositary or our transfer books are closed or at any time that we or Depositary think it is necessary or advisable to do so.

Holders of Class B ADSs will be entitled to transfer, combine or split their Class B ADRs and the Class B ADSs evidenced thereby.  To have Class B ADRs either combined or split, holders must surrender the ADRs in question to the Depositary with a request to have them combined or split, and must pay all applicable fees, charges and expenses payable by holders of Class B ADSs, pursuant to the terms of the Deposit Agreement, upon a combination or split-up of Class B ADRs.

Your Right to Receive the Shares Underlying Your Class B ADSs

You have the right to cancel your Class B ADSs and withdraw the underlying Class B shares at any time except:

•	when temporary delays arise because: (1) the Depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of Class B shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our Class B shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to Class B ADSs or to the withdrawal of Class B shares.

This right of withdrawal may not be limited by any other provision of the Deposit Agreement.

Pre-release of ADRs and Cancellation of Pre-released Class B ADRs

Under certain circumstances, subject to the provisions of the Deposit Agreement, the Deposit Agreement permits the Depositary to deliver Class B ADRs evidencing Class B ADSs before depositing the underlying Class B shares.  This “pre-release” of the Class B ADRs is closed out upon delivery of the underlying Class B shares to the Depositary.  The Depositary may receive Class B ADSs instead of Class B shares to close out a pre-release.  The Depositary may pre-release Class B ADSs only if:  (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the Depositary in writing that it or its customer (a) owns the Class B shares or Class B ADSs to be deposited, (b) indicates the Depositary as owner of such Class B shares or Class B ADSs in its records and transfers all beneficial rights in such securities to the Depositary, (c) unconditionally guarantees to deliver such Class B shares or Class B ADSs to the Depositary or the custodian, as applicable and (d) agrees to any additional restrictions or requirements that the Depositary deems appropriate; (2) the pre-release is fully collateralized with cash or other collateral that the Depositary considers appropriate; and (3) the Depositary is able to close out the pre-release on not more than five business days’ notice.  Each pre-release is subject to such further indemnities and credit regulations as the Depositary considers appropriate.  In addition, the Depositary will limit the number of Class B ADSs that may be outstanding at any time as a result of pre-release, although the Depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.